UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sonoran Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83568V 10 1

(CUSIP Number)

Peter Rosenthal

3100 W. Ray Road, Ste 130

Chandler, AZ 85226

(480) 963-8800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. [NONE]

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CUBUS APS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 80,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 80,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.6%

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 30,000,000 shares of common stock, no par value per share (the “Common Stock”) of Sonoran Energy, Inc. (the “Company”) and a nine-year warrant (the “Warrant”) to purchase up to 50,000,000 shares of Common Stock of the Company at an exercise price of $0.10 per share, which Warrant is exerciseable immediately.

CUSIP No. [NONE]

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JH Holding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 80,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 80,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. [NONE]

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jorgen Hallundbaek

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 80,000,000 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 80,000,000 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000,000 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 48.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 3100 W. Ray Road, Ste 130, Chandler, AZ  85226.

Item 2.	Identity and Background

(a)             Name. This Schedule 13D is being filed jointly by CUBUS APS (“Cubus”), JH Holding (“JH”) and Jorgen Hallundbaek (collectively, the “Reporting Persons”).  Cubus is a company organized under the laws of Denmark, and is a company which invests in public and private entities.  JH is a company organized under the laws of Denmark, and is a holding company that manages assets and investments.  Mr. Hallundbaek is the sole owner of JH which is the sole owner of Cubus.  Mr. Hallundbaek is the president of JH and Cubus.

(b) Residence or Business Address. The business address of Cubus and Mr. Hallundbaek is Gydevang 25, DK-3450 Allerod, Denmark. The business address of JH is Haregabsedj 15, DK-3230 Grasted, Denmark.

(c)             Principal Occupation and Business Address. The principal business of Cubus is making investments and managing assets.  The principal business of JH is making investments and managing assets.  Mr. Hallundbaek’s principal occupation is serving as president of JH and Cubus.

(d) Five Year Criminal Proceedings History. The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             Five Year Civil Proceedings History. The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. Mr. Hallundbaek is a citizen of Denmark. Cubus and JH are companies organized under the laws of Denmark.
Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock and Warrant owned directly and indirectly by the Reporting Persons were acquired with working capital of Cubus pursuant to a Common Stock Subscription Agreement entered into, by and between the Company and Cubus, on December 4, 2006 for an aggregate purchase price of Three Million U.S. Dollars ($3,000,000) (the “Agreement”).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock beneficially owned by them for investment because they believe that the market price of the Common Stock does not adequately reflect its intrinsic value.

Although neither Reporting Persons has any specific plan or present proposal to acquire additional shares of Common Stock or to dispose of the Common Stock, each of the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction involving the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Reporting Persons’ ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Person, developments with respect to the Reporting Persons’ business, and general economic, monetary and stock market conditions.

The Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations and the strategic alternatives that may be available to the Company.  The Reporting Persons may discuss ideas that, if effected, may result in the transactions specified in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, including, but not limited to, the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

Although the Agreement grants Cubus the right to be appointed to the board of directors of the Company, Cubus has, as of the date of this filing, elected not to exercise its right.  Additionally, the Agreement requires approval by Cubus of Certain Extraordinary Corporate Events (as defined in the Agreement) including, but not limited to, the distribution of dividends to shareholders of the Company, the entry of any indebtedness, the entry of any merger or acquisition of any Person (as defined in the Agreement) for a purchase price in excess of $50,000 and the amendment to the organizational documents of the Company.  However, Cubus consented to the Company’s execution and entry into that certain Credit Agreement, dated as of November 28, 2006, by and among the Company, certain institutional lenders and NGPC Asset Holdings, LP (the “Credit Agreement”), which Credit Agreement closed on December 4, 2006, and which provides the Company with access to a $12 million reserve-based debt facility.  For more information, please see the Company’s Current Report on Form 8-K, as amended, which was filed with the Securities and Exchange Commission on December 8, 2006.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons have definite plans or present proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to such matters, but, except to the extent the foregoing may be deemed a plan or proposal, they have no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, Cubus may be deemed to beneficially own an aggregate of 80,000,000 shares of Common Stock, consisting of 30,000,000 shares of Common Stock and 50,000,000 shares underlying the Warrant, representing approximately 48.6% of the issued and outstanding shares of Common Stock of the Company.

As of the date hereof, JH may be deemed to indirectly beneficially own an aggregate of 80,000,000 shares of Common Stock, consisting of 30,000,000 shares of Common Stock and 50,000,000 shares underlying the Warrant, representing approximately 48.6% of the issued and outstanding shares of Common Stock of the Company.

As of the date hereof, Mr. Hallundbaek may be deemed to indirectly beneficially own an aggregate of 80,000,000 shares of Common Stock, consisting of 30,000,000 shares of Common Stock and 50,000,000 shares underlying the Warrant, representing approximately 48.6% of the issued and outstanding shares of Common Stock of the Company.

(b) The Reporting Persons have shared voting power over and shared power to dispose of 80,000,000 shares of Common Stock.
(c) Except as described in this report, the Reporting Persons have not effected any transaction in shares of the Company’s Common Stock during the 60 days preceding the date hereof.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Power of Attorney for CUBUS APS
Exhibit 2 Power of Attorney for Jorgen Hallundbaek
Exhibit 3 Power of Attorney for JH Holding
Exhibit 4 Joint Filing Exhibit

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2006

CUBUS APS

/s/ Steve Peterson
Jorgen Hallundbaek, President
By: Steve Peterson, duly authorized under
Power of Attorney filed as an Exhibit hereto

JH HOLDING

/s/ Steve Peterson
Jorgen Hallundbaek, President
By: Steve Peterson, duly authorized under
Power of Attorney filed as an Exhibit hereto

/s/ Steve Peterson
Jorgen Hallundbaek
By: Steve Peterson, duly authorized under
Power of Attorney filed as an Exhibit hereto

EXHIBIT INDEX

Exhibit 1                   Power of Attorney for CUBUS APS

Exhibit 2                   Power of Attorney for Jorgen Hallundbaek

Exhibit 3                   Power of Attorney for JH Holding

Exhibit 4                   Joint Filing Exhibit